

December 6, 2012

Via E-mail
Dr. Wallace E. Boston, Jr.
President and Chief Executive Officer
American Public Education, Inc.
111 West Congress Street
Charles Town, WV 25414

> **Re:** **American Public Education, Inc.**
> **Form 10-K**
> **Filed February 28, 2012**
> **Schedule 14A**
> **Filed March 26, 2012**
> **File No. 001-33810**

Dear Dr. Boston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Note 1. Significant Accounting Policies

Accounts Receivable, page 72

1. We note from your disclosures that students can elect various payment options, which can delay the receipt of payment up until the class starts or longer. In this regard, please describe these extended payment plans and how they affect your revenue recognition policy.

Revenue Recognition, page 74

2. We refer to the Department of Education's Title IV Return of Funds policy as described on page 25. Please revise your accounting policy to describe your refund policy and how you account for student withdrawals and related refunds, including Title IV refunds.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Annual Incentive Cash Compensation, page 19

3. On pages 19 through 25, you discuss the performance metrics the compensation committee established for determining annual incentive cash compensation. We note that on pages 23 and 25, you disclose the targets and thresholds for MBO and financial performance in 2011; however, you do not disclose the targets for SSQ. In your future filings, please also disclose the performance targets and threshold levels that must be reached for payment to each officer under the SSQ component of your annual incentive program. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure is not required as disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director